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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 0 1 2024
Washington, DC

SEC FILE NUMBER
8-67759

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alphasource Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Walker Avenue
(No. and Street)

East Quogue	NY	11942
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Noelle-Claire LeCann	(212) 308-4500	noelle@alphasourceadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alphasource Capital Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

Adrian A. Aragundi
Notary Public, State of New York
No. 01AR6435316, Suffolk County
Commission Expires June 21, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alphasource Capital Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2023

Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Alphasource Capital Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2023, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 6, 2024

We have served as the Alphasource Capital Securities, LLC's auditor since 2019.

Alphasource Capital Securities, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2023

ASSETS	
Current Assets	
Checking/Savings	
Chase Checking- 0761	60,611
Chase Savings-3501	3,456
Total Checking/Savings	64,067
Other Current Assets	
Interactive Brokers	53
Prepaid Expenses	
FINRA CRD	702
Total Prepaid Expenses	702
Total Other Current Assets	755
Total Current Assets	64,822
Other Assets	
BARU	
Mark to Mark - BARU	-2,759
BARU - Other	3,139
Total BARU	380
Illiquid Assets	271
Total Other Assets	651
TOTAL ASSETS	**65,473**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,796
Total Accounts Payable	4,796
Credit Cards	
Credit Card	1,468
Total Credit Cards	1,468
Other Current Liabilities	
Accrued Expense	
FINRA CRD	1,200
SIPC	514
Total Accrued Expense	1,714
Non-Allowable Retainers	
Initial Retainers	40,000
Total Non-Allowable Retainers	40,000
Total Other Current Liabilities	41,714
Total Current Liabilities	47,977
Total Liabilities	47,977
Equity	
Opening Balance Equity	27,522
Partner Contributions	55,500
Partner Distributions	-453,500
Retained Earnings	481,316
Net Income	-93,342
Total Equity	17,496
TOTAL LIABILITIES & EQUITY	**65,473**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Comprehensive Income
For the year ended December 31, 2023

Ordinary Income/Expense	
Income	
Marketing Fee Income	810,650
Retainer Fee Income	
Deferred Retainers	-40,000
Retainer Fee Income - Other	58,000
Total Retainer Fee Income	18,000
Total Income	828,650
Gross Profit	828,650
Expense	
Bank Charges	95
charitable donations	50
Legal & Professional Fees	
Insurance	472
Legal & Professional Fees - Other	9,539
Total Legal & Professional Fees	10,011
Meals and Entertainment	105
Payroll Expenses	-42
Phone & communications	4,840
Regulatory Fees	6,205
Rent or Lease	48,600
Retainer Fees	51,473
Service -Marketing Fee	
Service - Marketing Fee-Exp	322
Service -Marketing Fee - Other	788,929
Total Service -Marketing Fee	789,251
Shipping and delivery expense	98
Taxes & Licenses	200
technology	10,830
Travel	380
Total Expense	922,095
Net Ordinary Income	-93,446
Other Income/Expense	
Other Income	
Currency Gain/Loss	2
Other Ordinary Income	
Interest Earned	1
Total Other Ordinary Income	1
Unrealized Gain/Loss-Securities	101
Total Other Income	104
Net Other Income	104
Net Income	-93,342

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Cash Flow
For the year ended December 31, 2023

OPERATING ACTIVITIES	
Net Income	-93,342
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Interactive Brokers	-2
Prepaid Expenses:FINRA CRD	18
Accounts Payable (A/P)	4,851
Credit Card	-180
Accrued Expense:FINRA CRD	-5,256
Accrued Expense:Payroll	-29,471
Accrued Expense:SIPC	100
Non-Allowable Retainers:Initial Retainers	40,000
Net cash provided by Operating Activities	-83,282
INVESTING ACTIVITIES	
BARU	-101
Net cash provided by Investing Activities	-101
FINANCING ACTIVITIES	
Partner Contributions	10,000
Net cash provided by Financing Activities	10,000
Net cash increase for period	-73,383
Cash at beginning of period	137,450
Cash at end of period	**64,067**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2023

Beginning Balance		**100,837.63**
	Partner Contributions	10,000.00
	Partner Distributions	-
	Comprehensive Income	(93,341.77)
Ending Balance		**17,495.86**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Footnotes to Financial Statements
For the year ended December 31, 2023

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
The Company was incorporated in the State of New York effective April 18, 2007. The Company hasadopted a calendar end of December 31.

Description of Business
The Company, located in New York, NY, is registered with the Securities Exchange Commission as a broker-dealer and is a member of the Financial Institution Regulatory Authority (FINRA). The Company operates without exemption to 17 CFR § 240.15c3-3 pursuant to Footnote 74 of SEC Release No. 34-70073 because it does not accept or hold customer funds or securities and its business operations are limited to selling best efforts underwritings.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all material receivables, payables, and other liabilities.

Cash and Equivalents
The Company considers as cash all sort-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are rendered to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Private Placement Revenue
The Company may enter into an agreement directly with a company to sell their securities in an unregistered offering (private placement), or the Company may enter into a selling agreement with another broker-dealer ("syndicate manager") to participate in the sale of unregistered offerings, in either instance, the Company's

obligation is to introduce investors to purchase the company's securities. The Company may receive a retainer for upfront costs and expenses, which, if received as unconditional and non-refundable, will be recognized as revenue when all conditions have been satisfied and/or the agreement has been terminated. The Company may also receive ongoing retainer fees which are recognized and measured in accordance with contract terms ("Customer Agreement") and are non-refundable. Fees are recorded on the specified date(s) in the contract reflecting the performance of a "best efforts" commitment by the Company. The Company receives revenue based upon a percentage of the amount of capital raised, which may also include a success fee, as set forth in the underwriting agreement between the two companies or the Company and the syndicate manager. If the unregistered offering has no conditions other than acceptance by the Company of the investment, the Company will recognize revenue when the company accepts the investment. In offerings where conditions exist, the Company will recognize revenue only after each condition, as described in the agreement, has been fully satisfied.

Income taxes

Effective July 16, 2007, the Company elected "S" Corporation status for federal income tax purposes. Accordingly, no federal income taxes are required to be recorded in the accompanying financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financials at amounts that are approximate to fair value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as December 31, 2022. There has been no significant or any changes in methodology for estimating fair value of the Company's financial instruments since inception.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quotes in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Based on the review performed, management believes that the valuations used in its financial statements are reasonable and appropriately classified in the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
USD value of CAD	$ 53	$ -	$ -	$ 53
Marketable Securities	$ 380	$ -	$ -	$ 380
Non-Marketable Securities	$ -	$ -	$ 271	$ 271
Total	$ 433	$	$ 271	$ 704

CAD – Canadian Dollars measured in USD of $52 at Interactive Brokers.

Marketable Securities include stocks with a fair market value of $380. The unrealized gain of $380 is recorded on the 2023 Statement of Financial Condition and the current year unrealized gain is $101.13, whick is reflected on the statement of Other Comprehensive Income and Statement of Changes in Ownership Equity.

Non-Marketable Securities include illiquid non-marketable securities, which were recorded at cost and have not been adjusted.

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted inthe United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
Revenue concentrations exist because all revenue is derived from selling best efforts underwriting.

Comprehensive Income
In 1997, the Statement of Financial Accounting Standards (FAS) issued FAS 130, Reporting Comprehensive, which establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. In 2016, FASB issued ASU 2016-01, which removed equity securities from being classified as trading or available for sale, the consequence thereof was to remove unrealized gain or loss on equity securities for trading and available-for-sale from comprehensive income and reclassify into net income.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were nomaterial inadequacies in the procedures followed in adhering to 17 CFR § 240.15c3-3 pursuant to Footnote 74 of SEC Release No. 34-70073.

NOTE C -NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - SIPC RECONCILIATION

SEA Rule l7a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from-membership forms. A broker-dealer is deemed a member of SIPC unless it files a Form -3 Exclusion from Membership Form. In circumstances where the broker-dealer is a member of SIPC and reports $500,000 or more in gross revenues, they are required to file an Agreed-Upon Procedures Supplemental Report with SIPC, which can be filed separately or included herewith.

NOTE E - COMMITMENTS AND CONTINGENCIES
AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against thefirm at a future date.

NOTE F –RENT
The Company has 2 office space rental agreements. Under the terms of these agreements, the Company pays $3,500 and $550 monthly.

NOTE G -RELATED PARTY TRANSACT10N
The Company had no related party transactions.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 30, 2024, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023

Alphasource Capital Securities, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Computation of Net Capital

Total Stockholder's Equity	$ 17,496
Allowable Subordinated Loans	-
Non-Allowable Assets	702
Haircuts on Securities Positions	
Securities Haircuts	328
Undue Concentration Charges	-
Net Allowable Capital	$ 16,466

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 532
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 11,466

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,977
Percentage of Aggregate Indebtedness to Net Capital	48.45%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA December 31, 2023	$ 16,466
Adjustments	
Increase (Decrease) in Equity	-
Increase (Decrease) in Subordinated Loans	-
(Increase) Decrease in Non-Allowable Assets	271
(Increase) Decrease in Securities Haircuts	(271)
(Increase) Decrease in Undue Concentration Charges	-
Net Capital per Audit	$ 16,466
Reconciled Difference	$ -

Reconciliation of First FOCUS IIA to Final Pre-Audit FOCUS IIA

Net Capital Computed on First Filed Q4 FOCUS IIA December 31, 2023	$ 16,466
Amendments	
Increase (Decrease) in Equity	$ (40,000)
Increase (Decrease) in Subordinated Loans	$ 40,000
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ -
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital Computed on Final Filed Q4 FOCUS IIA December 31, 2023	$ 16,466
Reconciled Difference	$ -

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Alphasource Capital Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $16,466 which was $11,466 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 48.45%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to footnote 74 of SEC Release No. 34-70073.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Alphasource Capital Securities, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023

Tuttle & Bond. PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release 34-70073

Noelle-Claire LeCann
Alphasource Capital Securities, LLC
35 Walker Avenue
East Quogue, NY 11942

Dear Noelle-Claire LeCann:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Alphasource Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1)effecting private placement securities transactions where the funds are payable to the issuer or its agent and not to the Company; (2)Refer high net-worth individuals and institutional investors to suitable investment opportunities in direct participation programs including limited partnerships and limited liability company investment funds; and (3)Recommend to institutional clients that they avail themselves of Instinct, LLC's brokerage execution service for their securities transactions, and place unsolicited orders with Instinet, LLC on behalf of such clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.
Alphasource Capital Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 6, 2024

Alphasource Capital Securities, LLC
Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

AlphaSource Capital Securities LLC
35 Walker Ave
East Quogue, NY 11942

Alphasource Capital Securities, LLC's Exemption Report

January 09, 2023

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Alphasource Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: *(include all that apply, for example)*

(1) effecting private placement securities transactions where the funds are payable to the issuer or its agent and not to the Company;
(2) Refer high net-worth individuals and institutional investors to suitable investment opportunities in direct participation programs including limited partnerships and limited liability company investment funds; and
(3) Recommend to institutional clients that they avail themselves of Instinct, LLC's brokerage execution service for their securities transactions, and place unsolicited orders with Instinet, LLC on behalf of such clients.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alphasource Capital Securities, LLC

I, Noelle-Claire LeCann, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President

Alphasource Capital Securities, LLC

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2023

Tuttle & Bond, PLLC
Certified Public Accountants

Alphasource Capital Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4) Form SIPC-7

Alphasource Capital Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2023, which were agreed to by Alphasource Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Alphasource Capital Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Alphasource Capital Securities, LLC's management is responsible for Alphasource Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting **an overpayment of $60.00.**
2. Compared audited Total Revenue for the period of January 01, 2023 through December 31, 2023 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting **an overstatement of revenue of $40,000, reflecting a $60.00 overpayment.**
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 6, 2024

Alphasource Capital Securities, LLC
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

FORM SIPC-7

AlphaSource Capital Securities LLC
December 31, 2023
SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due - SIPC 7	$	1,243			
Overpayment Applied	$	-			
Balance Due after SIPC 6 Payment and Applied Overpayment	$	454			
Paid with SIPC 6	$	789	October 1, 2023	Wire	SIPC
Paid with SIPC 7	$	514	January 26, 2024	Wire	SIPC
Total Paid	$	1,303			
Reconciled Difference (Overpayment) Underpayment	$	(60)			